Exhibit 23.4

Consent of Independent Registered Certified Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in the Registration Statement (Form S-4/A No. 333-220270) and related Prospectus of Liberty Interactive Corporation for the registration of 58,493,933 shares of Series A QVC Group common stock, and to the incorporation by reference therein of our reports dated February 24, 2017, with respect to the consolidated financial statements and schedule of HSN, Inc. and subsidiaries, and the effectiveness of internal control over financial reporting of HSN, Inc. and subsidiaries, included in its Annual Report (Form 10-K) for the year ended December 31, 2016, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Tampa, Florida

October 20, 2017